

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

     **Re:**    **Sequoia Mortgage Trust 2011-1**
             **Sequoia Mortgage Trust 2011-2**
             **Sequoia Mortgage Trust 2012-1**
             **Sequoia Mortgage Trust 2012-2**
             **Sequoia Mortgage Trust 2012-3**
             **Forms 10-K for the Fiscal Year Ended December 31, 2012**
             **Filed March 29, 2013**
             **File Nos. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and 333-179292-02**

Dear Mr. Isbrandtsen:

     We have reviewed your letter dated August 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Servicer Assessment of Wells Fargo Bank, N.A.
Exhibits 33.3 and 33.5 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibits 33.7 and 33.9 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 33.7 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-3

1. We note your responses to comments 5, 6 and 7 from our letter dated July 15, 2013.  Please revise the Forms 10-K to incorporate into your disclosure of Wells

Fargo's material instances of noncompliance the information discussed in these responses.

Servicer Compliance Statements of PHH Mortgage Corp.
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

2. We note your response to comment 11 and the draft servicer compliance statements of PHH Mortgage Corp. attached as Exhibit C. Please revise these servicer compliance statements to identify or define the "Agreement" that is being referenced therein.

Servicer Compliance Statements of First Republic Bank
Exhibit 35.1 to Form 10-K of Sequoia Mortgage Trust 2011-1
Exhibit 35.1 to Form 10-K of Sequoia Mortgage Trust 2011-2
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-1
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-2
Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-3

3. Similarly, please revise the servicer compliance statements of First Republic Bank to identify or define the "Agreement" and the "Reconstitution Agreement" that are being referenced therein.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Arthur Sandel at (202) 551-3262, or me at (202) 551-3850, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel


cc: Andrew P. Stone, Esq.
Redwood Trust, Inc.

Phillip R. Pollock, Esq.
Weintraub Tobin Chediak Coleman Grodin Law Corporation